UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cazoo Group Ltd
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L 105
(CUSIP Number)

Fran Sallas
Daily Mail and General Trust plc
Northcliffe House
2 Derry Street
London
W8 5TT
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1	NAMES OF REPORTING PERSONS
DAILY MAIL AND GENERAL HOLDINGS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G2007L 105

1	NAMES OF REPORTING PERSONS
DAILY MAIL & GENERAL TRUST PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
132,632,325

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
132,632,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,632,325(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects 2,500,000 Class A Ordinary Shares and 130,132,325 Class C Ordinary Shares beneficially owned by the Reporting Person. The Class C Ordinary Shares are not registered under the Act. Pursuant to the Articles, each Class C Ordinary Share will automatically convert into a single Class A Ordinary Share upon expiration of the lock-up applicable to the Class C Ordinary Shares.

(2)
Percentage ownership is of the Class A Ordinary Shares, assuming all of the Issuer’s outstanding Class C Ordinary Shares (including those of the Reporting Person) converted into Class A Ordinary Shares on the date hereof, using information available in the Report, as defined below. Using information available in the Report, the Reporting Person beneficially owns 20.3% of the Class C Ordinary Shares outstanding.

This Amendment No. 1 (the “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on September 3, 2021 (the “Schedule 13D”), with respect to the Class A ordinary shares, par value $0.0001 per share, of Cazoo Group Ltd (the “Issuer”).  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction:

Item 4 of the Schedule 13D is hereby amended by adding the following:

Transfer to DMGT

On November 29, 2021, DMGH transferred and assigned all of its Class A Ordinary Shares and Class C Ordinary Shares to DMGT. As a result of that transfer, DMGH no longer holds any Class A Ordinary Shares or Class C Ordinary Shares. In connection with the transfer, DMGT executed a Joinder to the Investor Rights Agreement discussed in Item 6 of this Schedule 13D, pursuant to which DMGT agreed to join and be bound by the Investor Rights Agreement as if it were DMGH thereunder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2021

DAILY MAIL AND GENERAL HOLDINGS LTD

By:	/s/ Timothy Collier
Name: Timothy Collier
Title: Director

DAILY MAIL & GENERAL TRUST PLC

By:	/s/ Paul Zwillenberg
Name: Paul Zwillenberg
Title: Director